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                                  EXHIBIT 99(A)

                 FIRST BANKING COMPANY TO ACQUIRE WAYNE NATIONAL

STATESBORO, Ga.--(BUSINESS WIRE)--Oct. 21, 1998--First Banking Company of Southeast Georgia (Nasdaq: FBCG news), Statesboro, Ga., and Wayne Bancorp, Inc., the parent company of Wayne National Bank, Jesup, Ga., today announced that they have signed a letter of intent to combine.

The combination will be effected by a merger in which First Banking Company common stock will be issued for shares of Wayne Bancorp in a tax-free exchange, to be accounted for as a pooling of interests. Pursuant to the proposed transaction, each holder of Wayne Bancorp shares will receive 1.55 shares of First Banking Company stock for each share of Wayne Bancorp common stock.

Consummation of the proposed combination is subject to mutually satisfactory due diligence, negotiation and execution of a definitive merger agreement, approval by the shareholders of Wayne Bancorp, and approval of the appropriate federal and state regulatory agencies. The combination is projected to be completed during the first quarter of 1999 and it is not anticipated to be dilutive to First Banking's earnings per share.

James Eli Hodges, Chief Executive Officer of First Banking Company, stated: "We are delighted to welcome Doug Harper and the management team of Wayne National Bank as part of the First Banking Company family. They have done an outstanding job in building Wayne National, which has been a regional and state-wide leader in high-performance banking."

J. Ashley Dukes, Chairman of Wayne Bancorp, Inc., stated: "We have spent some time considering our best strategic alternatives. We wanted a partner with a proven track record, a partner that would understand our marketplace and would help both our bank and our marketplace continue to grow in the future, and a partner with the potential to bring long-term value to our shareholders. First Banking Company brings all of this to the table, and more. Apart from the addition of new services, our customers will not know a transaction has taken place. For our shareholders and our bankers, however, the combination with First Banking Company will bring greater share liquidity and a vast array of new products and services. We have known First Banking Company well for a number of years, so working together in the future will not be a new challenge for us."

First Banking Company is a three-bank holding company headquartered in Statesboro. At September 30, 1998, it had $380,000,000 in total assets, $44,000,000 in capital, and net income of $4,384,000. It has 11 banking offices in 5 cities in southeast Georgia. Shares of First Banking Company trade on the Nasdaq National Market System under the symbol "FBCG." Its closing price on October 21 was $25.50.

Wayne Bancorp has one subsidiary bank, Wayne National Bank, in Jesup, which had total assets of September 30, 1998 of $46,000,000, total capital of $5,900,000, and net income of $820,000. For the year ended December 31, 1997, Wayne National earned over $1 million, had a return on average assets of over 2%, had a return on average equity of over 20%, and achieved an operating efficiency ratio of just over 50%. It has approximately 900 shareholders of record.